SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


03026659


SEC MAIL PROCESSING
RECEIVED
JUL 1 0 2003
WASH. D.C.
187
SECTION

FORM 11-K

[X] ANNUAL report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

Or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (*No fee required*)

For the transition period from ____________ to ____________

Commission file number 1-4455

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ameron International Corporation 401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Ameron International Corporation
245 South Robles
Pasadena, CA 91101-2820

Ameron International Corporation
401(k) Retirement Savings Plan
Index to Financial Statements and Supplemental Schedule

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
350 South Grand Avenue
Los Angeles CA 90071-3405
Telephone 213 356 6000
Facsimile 213 356 6363

Report of Independent Auditors

To the Participants and Administrator of
the Ameron International Corporation
401(k) Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Ameron International Corporation 401(k) Retirement Savings Plan (the "Plan") at December 31, 2002, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which requires that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements as of December 31, 2001 and for the year then ended were audited by other independent auditors who issued an unqualified report dated June 14, 2002.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year at December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 26, 2003

Ameron International Corporation
401(k) Retirement Savings Plan
Statements of Net Assets Available for Benefits
At December 31, 2002 and 2001

	2002	2001
Assets		
Investments, at fair value		
Mutual funds	$ 20,439,908	$ 22,372,417
Collective trusts	8,028,038	6,874,340
Ameron common stock	3,158,827	4,328,322
Participant loans	971,886	1,094,498
Guaranteed investment contract, at contract value	–	399,268
Total investments	32,598,659	35,068,845
Receivables:		
Employer contributions	358,237	647,887
Employee contributions	185,717	165,001
Accrued interest and dividends	18,023	57,599
Total receivables	561,977	870,487
Total assets	33,160,636	35,939,332
Liabilities		
Due to broker for securities purchased	41,153	198,083
Total liabilities	41,153	198,083
Net assets available for benefits	$ 33,119,483	$ 35,741,249

The accompanying notes are an integral part of these financial statements.

Ameron International Corporation
401(k) Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2002 and 2001

	2002	2001
Additions to net assets		
Investment income (loss)		
Net appreciation (depreciation) in the fair value of investments	$ (3,391,404)	$ 352,741
Interest and dividends	87,424	133,790
Interest from participant loans	72,545	70,286
Total investment income (loss)	(3,231,435)	556,817
Contributions		
Employee contributions	2,575,607	2,549,080
Employer contributions	641,274	934,432
Rollovers	88,490	148,339
Total contributions	3,305,371	3,631,851
Total additions	73,936	4,188,668
Deductions		
Benefits paid to participants	2,695,702	2,558,721
Net increase (decrease) in net assets	(2,621,766)	1,629,947
Net assets available for benefits		
Beginning of year	35,741,249	34,111,302
End of year	$ 33,119,483	$ 35,741,249

The accompanying notes are an integral part of these financial statements.

1. Description of the Plan

General

The following description of the Ameron International Corporation 401(k) Retirement Savings Plan (the "Plan") provides only general information and is not intended to supersede the Plan agreement. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Effective April 1, 1989, Ameron International Corporation ("Ameron" or the "Company") established the Plan to provide retirement benefits for its eligible employees. The Plan is a qualified defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). At various times, the Plan has been amended to modify certain of its provisions.

Administration

The Plan is administered by a Plan Committee appointed by the Company's Board of Directors. The Plan Committee has been given all powers necessary to carry out its duties, including, but not limited to, the power to administer and interpret the Plan, to answer all questions affecting eligibility of participants in the Plan, and to authorize disbursements for the payment of Plan benefits.

Trustee, Custodian, and Fund Manager of Investments

The Northern Trust Company (the "Trustee"), together with its affiliates, serves as trustee, custodian, and fund manager for certain Plan investments. The Trustee is the primary recordkeeper for the Plan, determines the value of Plan investments, other than the value of the Ameron Common Stock Fund, and is regularly required to provide an accounting of all receipts, disbursements, and transactions made on behalf of the Plan.

Eligibility

All salaried and non-union hourly employees of the Company are eligible to participate in the Plan on the next Plan entry date from their hire date if they are targeted to work at least 1,000 hours per year.

Employee Contributions

Participants may contribute up to 25 percent of their annual compensation, excluding bonuses and overtime wages, as defined in the Plan. The contributions are treated as pre-tax deductions from participants' salaries under the provisions of Section 401(k) of the Internal Revenue Code (the "Code") and are subject to an annual limit ($11,000 for 2002). Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants may elect to have such contributions invested in any of the investment funds described in Note 3, in increments of at least 10 percent of the amount contributed. Participants may elect to change future contribution percentages on a monthly basis.

1. **Description of the Plan (Continued)**

Employer Contributions

The Company makes matching contributions equal to 50 percent of each participant's contribution. Such match is a maximum of 1 percent of the employee's annual compensation as defined by the Plan agreement. Such contributions are made in the form of cash and are credited monthly to each participant's account. The Company makes additional matching contributions, adjusted according to the Company's Return on Equity ("ROE"), as defined in the Plan, based on the amount of each participant's contribution, which is greater than 2 percent but not greater than 6 percent of the employee's annual compensation, as follows:

Return on Equity ("ROE")	Company Matching Contribution as a Percentage of Employee Contribution
ROE ≤ 10%	None
10% <ROE ≤ 12%	5%
12% <ROE ≤ 13%	15%
13% <ROE ≤ 14%	30%
14% <ROE ≤ 15%	50%
15% <ROE ≤ 16%	65%
16% <ROE ≤ 17%	80%
17% <ROE ≤ 18%	90%
18% <ROE	100%

The Company's additional matching contributions are made in the form of cash and credited to each participant's account annually, following the public disclosure of the Company's audited financial statements.

Vesting

Each participant shall vest in employer contributions at a rate of 20 percent for each of the participant's years of service with the Company, beginning after the first year of service. Each participant's contributions and the related net investment income or losses are fully vested as contributions are made and net investment results are allocated. A participant's interest in the Plan becomes fully vested if employment is terminated due to death, total and permanent disability, or retirement at age 65.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of the Company's vested and unvested contributions and Plan earnings. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant's account.

1. **Description of the Plan (Continued)**

Termination
Although it has not expressed any intent to do so, the Company may amend or terminate the Plan at any time, subject to the provisions of ERISA. If the Plan were terminated, the rights of all participants to their interests in the Plan would be fully vested and nonforfeitable.

Participant Loans
Participants may elect to borrow from their investment fund accounts an amount between $1,000 and the lesser of $50,000 or 50 percent of the participant's vested account balance. Loan transactions are treated as transfers to (from) the investment funds from (to) the participant loans fund. Loan terms range from 1 to 5 years unless the loan is for the purchase of a primary residence in which case, the loan term may be up to 15 years. The interest rate on the loan is fixed at prime plus 1 percent, and the loan is secured by the participant's vested account balance. Interest rates on loans outstanding at December 31, 2002 range from 5.25 to 10.5 percent. Principal and interest are paid ratably through monthly payroll deductions. Participant loans are subject to Plan rules and restrictions in the Code and ERISA.

Benefit Payments
Upon termination of services, death, disability, or retirement, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. A participant may leave his or her account balance in the Plan, if the balance exceeds $5,000 and the participant has not yet attained age 65.

Forfeitures
Forfeitures of unvested benefits are used to reduce employer contributions to the Plan. Such forfeitures resulted in a reduction of employer contributions of $41,790 and $35,269 for the years ended December 31, 2002 and 2001, respectively. The unallocated forfeitures balances for the years ended December 31, 2002 and 2001 were $0 and $32,159, respectively.

Plan Amendments
Previously, participants were allowed to contribute up to 15 percent of their annual compensation, excluding bonuses and overtime wages, as defined in the Plan. Effective January 1, 2002, participants are allowed to contribute up to 25 percent of their annual compensation. In addition, effective January 1, 2002, the Plan was amended to reflect certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). Refer to the Plan agreement for further details of the amendment.

2. Summary of Significant Accounting Policies

Basis of Accounting
The Plan's financial statements have been prepared on the accrual basis and in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation
The Plan's investments in shares of registered investment company mutual funds and company common stock are stated at fair value. The Trustee determines the fair value of investments based on available quoted market prices on the last business day of the year. Interests in collective trusts are valued at fair value as reported to the Plan by the Trustee. Interests in guaranteed investment contracts were carried at contract value. Company stock is valued at its quoted market price. Participant loans are valued at face value, which approximates fair value.

Purchases and sales of securities are reflected on a trade-date basis. The basis for all securities sold is determined by average cost. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. In the statement of changes in net assets available for benefits, the Plan presents the net appreciation (depreciation) in fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on those investments.

Payments of Benefits
Benefits are recorded when paid.

Administrative Expenses
The Company paid the administrative expenses of the Plan in both 2002 and 2001. However, the Company, at its discretion, may elect to have the Plan pay all or part of such expenses. The expenses include, but are not limited to, trustee, legal, and accounting fees. The administrative expenses paid by the Company were insignificant for the years ended December 31, 2002 and 2001.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (Continued)

Risks and Uncertainties
The Plan provides for various investment options in combinations of stocks, bonds, fixed-income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Reclassifications
Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

3. Fund Descriptions

Participants may direct their investments among several fund options and may change investment allocations on a daily basis. A description of each of the funds for the plan years ended December 31, 2002 and 2001 are described below.

PIMCO Total Return II Fund – The PIMCO Total Return II Fund is an actively managed bond fund, which primarily invests in a diversified portfolio of fixed income securities. The fund invests in a broad spectrum of investment grade securities and seeks to provide returns with a risk posture similar to the bond market as a whole.

PIMCO Balanced Fund – The PIMCO Balanced Fund is an actively managed fund that invests in common stocks, bonds, and short-term securities, depending on the fund manager's evaluation of the potential of each type of investment. The fund seeks to provide total returns by combining the risk posture of both the stock and bond markets.

PIMCO Mid Cap Fund – The PIMCO Mid Cap Fund is an actively managed fund that invests in a diversified portfolio of common stocks. The fund seeks long-term growth of capital by investing in medium capitalization growth stocks that are reasonably priced.

Northern Institutional Equity Index Fund – The Northern Institutional Equity Index Fund is a passively managed fund that invests in a diversified group of common stocks similar to those included in the S&P 500 Index. The fund seeks to provide returns that match the performance of the unmanaged S&P 500 Index, a composite index of stocks of large capitalization companies.

3. Fund Descriptions (Continued)

Northern Collective Stable Asset Fund – The Northern Collective Stable Asset Fund is a collective trust that seeks to provide consistent income while maintaining the principal value of the fund and sufficient short-term and long-term liquidity for benefit payments and other withdrawals. The fund invests primarily in investment contracts issued by insurance companies, banks, and corporations, alternative and synthetic investment contracts, and a variety of debt instruments.

CIGNA Guaranteed Long-Term Fund – The CIGNA Guaranteed Long-Term Fund is a fund that is considered a guaranteed benefit policy as defined under the ERISA. The fund provides a guaranteed interest rate for each six-month period, which is market sensitive. No new investments are permitted in this fund.

Ameron Common Stock Fund – Contributions to the fund are used solely to purchase shares of Ameron common stock.

4. Investments

The fair values of individual investments that represent 5 percent or more of the Plan's net assets are as follows at December 31:

	2002	2001
PIMCO Total Return II Fund	$ 5,595,803	$ 4,641,291
PIMCO Balanced Fund	3,422,743	3,701,333
PIMCO Mid-Cap Fund	5,833,951	7,165,037
Northern Institutional Equity Index Fund	5,587,411	6,864,756
Northern Collective Stable Asset Fund	8,028,038	5,614,642
Ameron Common Stock Fund	3,158,827	4,328,322

4. Investments (Continued)

The net appreciation (depreciation) in fair value of investments by investment type is as follows for the years ended December 31:

	2002	2001
Mutual funds	$ (2,970,014)	$ (2,533,192)
Collective trusts	357,161	304,737
Ameron common stock	(778,551)	2,581,196
Net appreciation (depreciation) in fair value of investments	$ (3,391,404)	$ 352,741

5. Transactions With Related Parties

The Trustee is a party-in-interest as defined by ERISA. The Trustee invests certain Plan assets in investment funds managed by the Trustee. Such transactions qualify as party-in-interest transactions for which a statutory exemption exists.

6. Federal Income Tax Status

The Plan obtained its last determination letter from the Internal Revenue Service ("IRS") on August 19, 2002. The IRS stated that the Plan, as designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. The plan administrator and tax counsel believe that the Plan is designed and is currently being operated in compliance with the qualification requirements of the Code, and the related trust was tax-exempt as of the financial statement date.

Supplemental Schedule

Ameron International Corporation
401(k) Retirement Savings Plan
Schedule H, Line 4i – Schedule of Assets Held at End of Year
At December 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Market Value
	Interest in Mutual Funds			
	PIMCO	PIMCO Total Return Fund		$ 5,595,803
		PIMCO Balanced Fund		3,422,743
		PIMCO Mid Cap Fund		5,833,951
*	Northern Trust	Northern Institutional Equity Index Fund		5,587,411
		Total Interest in Mutual Funds		20,439,908
	Interest in Collective Trusts			
*	Northern Trust	Northern Collective Stable Asset Fund		8,028,038
*	Participant Loans	Participant Loans (Interest rates ranging from 5.25% to 10.5% per annum and maturing through December 2016)		971,886
	Ameron Common Stock			
*	Ameron International Corporation	Ameron International Corporation Common Stock		3,158,827
		Grand Total		$32,598,659

NOTE: Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan's fiscal year or acquired at any time during the Plan's fiscal year and disposed of any time before the last day of the Plan's fiscal year, with certain exceptions.

* Represents a party-in-interest for which a statutory exemption exists.

Ameron International Corporation
401(k) Retirement Savings Plan
Exhibit Index

Exhibit 23

Consent of Independent Auditors

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-36497) of Ameron International Corporation of our report dated June 26, 2003 with respect to the financial statements of the Ameron International Corporation 401(k) Retirement Savings Plan for the year ended December 31, 2002, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Los Angeles, California
June 26, 2003

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERON INTERNATIONAL
CORPORATION 401(k) RETIREMENT
SAVINGS PLAN



By: ______________________________
Gary Wagner
Ameron International Corporation
Senior Vice President &
Chief Financial Officer

Dated June 26, 2003